AB Uf 3-12-02

02019666

STATES
HANGE COMMISSION
, D.C. 20549

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SEC FILE NUMBER
8- 46626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

MAR 04 2002

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W.F.C.G. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. Riverpoint Blvd., Suite 426

(No. and Street)

Spokane, WA 99202

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Wilson (509) 456-2526

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.

(Name — *if individual, state last, first, middle name*)

926 W. Sprague Ave., Suite 300 Spokane, WA 99201

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/20

OATH OR AFFIRMATION

I, James K. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.F.C.G. Securities, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.F.C.G. SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest, P.S.

February 8, 2002

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 27,365	$ 11,580
Commissions receivable	11,639	14,278
Federal income taxes refundable		10,509
Federal unemployment tax refundable		791
Officer advance	40,313	38,526
Marketable securities owned	72,398	73,955
Property and equipment (Note 3)	3,506	6,571
	$155,221	$156,210
LIABILITIES AND STOCKHOLDERS' EQUITY		
Business taxes payable	$ 538	$ 613
Income taxes payable (Note 7)	757	
	1,295	613
Stockholders' equity (Note 4):		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 100 shares	100	100
Additional paid-in capital	7,850	7,850
Retained earnings	145,976	147,647
	153,926	155,597
	$155,221	$156,210

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	**$158,388**	$190,589
Investment loss	**(1,878)**	(30,373)
Interest/dividend income	**2,482**	4,088
	158,992	164,304
Expenses:		
Officers' compensation and payroll taxes	**122,902**	152,137
Commission expense	**9,600**	14,247
Regulatory fees	**1,925**	2,932
Business taxes and licenses	**2,874**	3,106
Professional fees	**14,675**	3,075
Corporate insurance	**1,546**	
Interest expense		91
Depreciation	**3,065**	4,060
Amortization expense		2,122
	156,587	181,770
Income (loss) before federal income taxes	**2,405**	(17,466)
Federal income taxes (Note 7):		
Current	**4,076**	(2,898)
Deferred taxes		(823)
	4,076	(3,721)
Net loss	**$ (1,671)**	$ (13,745)

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2001 and 2000

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2000	100	$ 100	$ 7,850	$161,392	**$169,342**
Net loss	—	—	—	(13,745)	**(13,745)**
Balances, December 31, 2000	100	100	7,850	147,647	**155,597**
Net loss	—	—	—	(1,671)	(1,671)
Balances, December 31, 2001	**100**	**$ 100**	**$ 7,850**	**$145,976**	**$153,926**

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	**$ (1,671)**	$(13,745)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Depreciation and amortization	**3,065**	6,182
Deferred income taxes		(823)
Decrease in commissions receivable	**2,639**	3,250
Decrease (increase) in income tax refundable	**10,509**	(10,509)
Decrease (increase) in federal unemployment tax refundable	**791**	(791)
Increase in advances to officers	**(1,787)**	(10,408)
Increase in securities owned, net	**(10,035)**	(8,395)
Decrease in commissions payable		(852)
Decrease in business taxes payable	**(75)**	(118)
Increase in related party payable, net		1,829
Increase (decrease) in income taxes payable	**757**	(2,926)
Net cash provided by (used in) operating activities	**4,193**	(37,306)
Cash flows from financing activities:		
Principal payments on note payable		(2,263)
Net increase (decrease) in cash	**4,193**	(39,569)
Cash at beginning of year	**11,580**	51,149
Cash at end of year	**$ 15,773**	$ 11,580
Supplemental disclosures of cash paid during the year for:		
Income taxes	**$ -0-**	$ 3,037
Interest		91

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are stated at market value. The resulting difference between cost and market value (or fair value) is included in income.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of three to seven years.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account at December 31, 2001 and 2000.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Office equipment	**$18,361**	$18,361
Less accumulated depreciation	**14,855**	11,790
	$ 3,506	$ 6,571

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $99,061 and $87,881 at December 31, 2001 and 2000, respectively. The Company's net capital ratio was .013 to 1 and .007 to 1 at December 31, 2001 and 2000, respectively.

5. Retirement Plan:

Effective January 1, 1995, the Company adopted the Wilson, Miller & Associates, Inc., Profit Sharing Plan and Trust as a participating employer with Wilson, Miller & Associates, Inc., a related entity. The plan covers all eligible employees of both companies and includes a 401(k) provision. Employees can defer up to 15% of compensation with the Company matching 25% of the participant's deferral. W.F.C.G. Securities, Inc. made no contribution to the plan for the years ended December 31, 2001 and 2000.

Continued

6. Related Party Transactions:

The Company has shared payroll and facilities expenses with Wilson, Miller & Associates, Inc., which is owned 100% by the stockholders of W.F.C.G. Securities, Inc. The total expenses reimbursed by the Company to Wilson, Miller & Associates, Inc. were $132,502 and $152,137 for the years ended December 31, 2001 and 2000, respectively.

7. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes.

Deferred income taxes result from timing differences in the reporting of depreciation and amortization for financial statement and income tax purposes. For the years ended December 31, 2001 and 200 there were no deferred tax assets (liabilities).

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying consolidated financial statements of W.F.C.G. Securities, Inc. as of and for the years ended December 31, 2001 and 2000 and have issued our report thereon dated February 8, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 8, 2002

W.F.C.G. SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net capital:		
Stockholders' equity:		
Common stock	$ 100	
Additional paid-in capital	7,850	
Retained earnings	145,976	
Total stockholders' equity		**$153,926**
Deductions:		
Officer advance	40,313	
Property and equipment	3,506	
		43,819
Net capital before haircut on securities position		**110,107**
Haircuts on securities		**11,091**
Net capital		**99,016**
Minimum net capital required		**5,000**
Excess net capital		**$ 94,016**
Aggregate indebtedness:		
Business taxes payable	$ 538	
Federal income taxes payable	757	
		$ 1,295
Ratio of aggregate indebtedness to net capital		**.013 to 1**

W.F.C.G. SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

W.F.C.G. Securities, Inc. is exempt from Rule 15c3-3.

W.F.C.G. SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2001

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 613**
Audit adjustments:	
Decrease in accounts and business taxes payable	**(75)**
Increase in federal income taxes payable	**757**
Aggregate indebtedness which should have been reported	**$ 1,295**
Aggregate indebtedness as computed on page 10	**$ 1,295**
Net capital:	
Net capital as reported on FOCUS REPORT	**$96,010**
Rounding	**2**
Audit adjustments:	
Decrease in accounts and business taxes payable	**75**
Increase in federal income taxes payable	**(757)**
Increase in accounts receivable	**2,182**
Adjustment to haircut securities	**1,504**
Net capital which should have been reported	**$99,016**
Net capital as computed on page 10	**$99,016**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of W.F.C.G. Securities, Inc. for the year ended December 31, 2001, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
W.F.C.G. Securities, Inc.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

McDirmid, Mikkelsen, & Secrest, P.S.

February 8, 2002

W.F.C.G. SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
December 31, 2001 and 2000